FoxWayne Enterprises Acquisition Corp.

1 Rockefeller Plaza, Suite 1039

New York, New York 10020

January 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	FoxWayne Enterprises Acquisition Corp.
Registration Statement on Form S-1 Filed December 9, 2020, as amended File No. 333- 251203

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FoxWayne Enterprises Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, January 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Robb Knie
Robb Knie
Chief Executive Officer

cc:	Sheppard, Mullin, Richter & Hampton LLP